Exhibit 21.1
Subsidiaries of Janus International Group, Inc.

Name of Subsidiary	Country (State)
Janus Intermediate, LLC	United States (Delaware)
Janus International Group, LLC	United States (Delaware)
Access Control Technologies, LLC	United States (North Carolina)
Janus International Europe Holdings, Ltd.	United Kingdom (England and Wales)
Janus International Australia Pty Ltd.	Australia
Janus International (Storage Solutions) Asia Pte Ltd.	Singapore
Janus International Europe Ltd.	United Kingdom (England and Wales)
Janus International France SARL	France
ASTA Industries, Inc.	United States (Georgia)
Noke, Inc.	United States (Delaware)
Betco, Inc.	United States (Delaware)
Steel Door Depot.com, LLC	United States (Georgia)
Janus Door, LLC	United States (Georgia)
Janus International Poland sp z.o.o.	Poland
Janus International Canada, Ltd.	Canada
Terminal Door, LLC	United States (Delaware)